Filed by RightCHOICE Managed Care, Inc.
       Pursuant to Rule 425 under the Securities Act of 1933
            Subject Company:  RightCHOICE Managed Care, Inc.
                               Commission File No. 333-34750


The following communications contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In particular, statements regarding the reorganization of RightCHOICE Managed Care, Inc., a Missouri corporation, are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Careful consideration should be given to risk factors included in RightCHOICE's reports filed with the Securities and Exchange Commission, especially the section entitled "Risk Factors" in "ITEM 1. BUSINESS" of RightCHOICE's Annual Report on Form 10-K for the year ended December 31, 1999.


For Further Information
Kevin Aandahl     314-923-6268
Deb Wiethop       314-923-4767

June 16, 2000 Presentation to Goldman, Sachs, & Co.
21st Annual Health Care Conference

by Sandra A. Van Trease,
SrEVP, COO, CFO - RightCHOICE Managed Care, Inc.
1831 Chestnut Street
St. Louis, MO  63103-2275

Slide 1 Cover Slide
(NYSE:  RIT)
Goldman, Sachs & Co., Inc.  June 13, 2000
21st Annual Health Care Conference

Speaker's Notes:
Good morning ... I am Sandra Van Trease, COO and CFO and I am pleased to be here today to tell you about RightCHOICE...who we are and how we operate. Today, I'd like to talk about several key concepts.
- Our leadership in the market - and the value it represents...
- Our strategy to maximize additional opportunities in the managed care environment, and ...
- Our business and financial goals - with ultimate goal of building and increasing shareholder value.
- First, ...  Who we are ...


Slide 2 - Who We Are: RightCHOICE
Key points bulleted:
- Regional leader with national presence
- Largest managed care company in Missouri with 2.4 million members
- Highest brand recognition

Speaker's Notes:
RightCHOICE is a regional leader in managed care, with the capabilities to provide our members with health care access on a national basis;

This capability ties RightCHOICE in a meaningful way to its local communities through desired product designs and strong, visible local management.
- We have customer service sites in 3 strategic cities throughout
 Missouri, and
- Our ties to the physician and hospital communities are second to no one.

- We are the oldest and largest managed care company in Missouri, and we service 2.4 million members in 7 states.

Our brand strength through the Blue Cross and Blue Shield service marks and the HealthLink brand name is unparalleled.


Slide 3 - Who We Are: RightCHOICE
Graphically represented as a map of the United States:

- We do business as ABCBS in our Missouri service area
- HealthLink network rental in MO and 6 other states
- PPO Blue Card in 48 states

Speaker's Notes:
We do business as Alliance Blue Cross Blue Shield in our Missouri service area, but you'll notice . . .
- Being Blue makes us different from other regional managed care companies -- because we offer a nationally-recognized brand name with coast-to-coast, border-to-border network benefits ... How?
- We offer Blue Cross Blue Shield branded PPO coverage through the national PPO Blue Card program in 48 states across the country,
- Further ...
    - We sell our RightCHOICE brand in Illinois
    - And we offer the HealthLink network in Missouri as well as 6 other states.


Slide 4 - Who We Are:  "Blue" Advantage - Leading Nationally
Key points bulleted:
- Highest collective enrollment since 1987
- 1 in 4 Americans are "Blue"  (cross and shield logo)
- 1/2 of all Federal employees
- 613,980 physicians and 5,903 hospitals in 48 states
- BlueCard access to National Network

Speaker's Notes:
Let's talk a little bit about being Blue and the advantages that lends:
- the Blues have achieved their highest collective enrollment since 1987, with 74 million members - over 1 in 4 Americans are "Blue", this represents 26% of the US population
- One half of the US government's employees are in Blue programs
- Across the country, Blue plans provide their members with access to nearly 614 thousand physicians and 59 hundred hospitals
- These healthcare providers are available to the RightCHOICE PPO BlueCard members today.


Slide 5 - Who We Are: Diversified Portfolio
Graphically represented as a pie chart:
Underwritten Business as of 12/31/99
Underwritten membership:
PPO/POS - 60%
HMO - 28%
MedSupp - 10%
Other  - 2%

Speaker's Notes:
Our product portfolio is well diversified.

Regarding our Blue branded Underwritten membership:

60 percent are in our PPO or narrower Point of Service programs
28 percent are in our HMO programs, and
10 percent are in our Medicare Supplemental programs

This underwritten business is comprised primarily of small-to-medium sized employers and individuals purchasing insurance on their own.


Slide 6 - Who We Are: Fast-Growing Self-Insured HealthLink
Business

Line graph representing membership growth from December 1997 of
1.1 million through March 2000 of 1.7 million

Speaker's Notes:
- Our HealthLink subsidiary provides network rental and administrative services programs in 7 states, generally to larger self-insured employers, unions, and other insurance carriers. It does not assume any underwriting risk.
- Since we acquired HealthLink in 1995, it has provided RightCHOICE diversification of its customer base, and underwriting risks; strong cash flows and strong profit margins on a growing self-insured business, which now stands at 1.7 million members.
- This strategy for diversifying into the non-risk bearing network rental business has proven beneficial . . . As companies opt for self-funded plans, we keep the business, the cash flows and the margins, without the underwriting risks.
- Further, HealthLink allows RightCHOICE to expand its
 underwritten   business to other geographies, as in the case of
 our underwritten product, RightCHOICE of Illinois, in which our members access the HealthLink network in central and southern Illinois.


Slide 7 - Who We Are: A Strong Financial Performer
(Bar graph [Y-axis-left] depicting revenues in millions and EPS [Y-axis-right] from 1997 through 1999; X-axis represents the years, 1997, 1998, and 1999)

1997 Revenue=$719M, EPS=($1.29)
1998 Revenue=$767M, EPS=$0.30
1999 Revenue=$817M, EPS=$0.92

Speaker's Notes:
RightCHOICE has demonstrated a strong recovery from 1997, a year in which we took a $30 million charge related to a single multi-year contract in our HMO. That contract ends this year.

We have come from a net loss of 1 dollar 29 cents per share in 1997 on 719 million dollars of revenue to a net income of 92 cents per share on a 817 million dollars of revenue in 1999.


Slide 8 - Who We Are: A Strong Financial Performer
Graph depicting EBITDA from 1997 ($3.3M), 1998 $33.0M, and 1999
$50.0M

Speaker's Notes:
Another key indicator of our financial performance is Earnings before interest, taxes, depreciation and amortization.

In 1997, our EBITDA was slightly negative.  In 1999, we grew
EBITDA to 50 million dollars.


Slide 9 - Who We Are: A Strong Financial Performer
(Graph depicting MLR and G&A ratios for 1997, 1998, 1999, and Q1
2000)
1997 MLR=84.8%
1997 G&A=22.7%
1998 MLR=83.5%
1998 G&A=20.8%
1999 MLR=82.2%
1999 G&A=20.0%
Q1 2000 MLR=80.5%
Q1 2000 G&A=19.7%

Speaker's Notes:
The past three years have also shown strong improvements in our operating ratios.

Specifically, our medical loss ratio has improved sequentially, from 84.8 percent in 1997 down to 80.5% for the first quarter of 2000.

Further, our G&A ratio has also improved sequentially, from 22.7 percent in 1997 to 19.7% for the first quarter of 2000.


Slide 10 - Who We Are: A Strong Margin Performer
(Graph depicting Medical Margin PMPM and G&A PMPM for 1997, 1998,
1999, and Q1 2000)
1997 Medical Margin PMPM=$16.67
1997 G&A PMPM=$7.66
1998 Medical Margin PMPM=$19.90
1998 G&A PMPM=$7.12
1999 Medical Margin PMPM=$23.68
1999 G&A PMPM=$6.73
Q1 2000 Medical Margin PMPM=$27.20
Q1 2000 G&A PMPM=$6.62

Speaker's Notes:
Looking at the effectiveness of our management programs over the past three years on a per member basis, you'll notice that our medical margin per member per month for the first quarter of 2000 of 27 dollars and 20 cents is a 15% improvement over 1999. We also achieved a 19% improvement in both 1999 and 1998.

The G&A per member per month has also improved to 6 dollars and 62 cents in the first quarter of 2000, a nearly 2% improvement in the G&A pmpm over 1999's year end.


Slide 11 - Leadership:  Strong Regional Market Share
(Bar graph comparing market share)
RIT/HL=26.2%
UHC=15.3%
CVTY=4.2%
AETNA=1.1%
CIGNA=1.0%

Speaker's Notes:
Well, the past few slides have shown you who we are based on our products, our networks and our financials, but now I'd like to discuss RightCHOICE's role as an emerging leader in this industry.

First, you'll note that RightCHOICE enjoys a market leader position in Missouri with 26.2% of the regional commercial market.


Slide 12 - Leadership:  Brand Image - Leading Locally
(Graph comparing "Key Attributes" Financially Strong, Best docs and hospitals, Accepted Nationally - See Notes below)

Speaker's Notes:
Based on a Consumer Brand Image Study conducted in 1999 by the Blue Cross Blue Shield Association, RightCHOICE leads the market in terms of customer perceptions on critical satisfaction components:

Financial strength; Best doctors and hospitals; and National acceptance.


Slide 13 - Leadership:  More Client Choice Through "Blue" Branded
Product Portfolio
Product Portfolio: HMO -> Open Access -> PPO
HMO = Coordinator of Care Model
HMO -> Open Access = Coordinator of Care POS
Open Access -> PPO = Hybrid PPO/POS
PPO = Standard PPO

Speaker's Notes:
RightCHOICE is a market leader because we provide our members and their employers with CHOICE through our Blue branded product portfolio.

We provide a wide range of choices through benefit plans designed to meet the member's and the employer's needs for balancing cost with flexibility.

Our plans, as I mentioned before, include PPO, Point of Service, and HMO programs, as well as a full range of senior products marketed under the name "Blue Horizons", although we are not renewing our Medicare risk HMO for 2001.

Additionally, our members have access to a variety of specialty programs, such as pharmacy, dental, behavioral health and life insurance.


Slide 14 - Standards of Quality
(Seal images displayed)
Alliance/HealthLink PPO and BlueCHOICE HMO have received accreditations from the Health Network and UM Standards as well as the NCQA for Managed Care Organizations.

Speaker's Notes:
A leader also demonstrates that quality is of paramount importance. Our demonstration of accountability and our accredited reporting processes complement and support our service and quality initiatives. Evidence of that commitment is of growing importance to consumers.

Our HMO has been accredited by NCQA while none of our major competitors have an accredited HMO . . . However, ...
- RightCHOICE's commitment to quality is evident throughout its product offerings . . .
- RightCHOICE was the first plan in Missouri with both network and utilization management accreditation from URAC for its PPO underwritten business . . . and . . .
Our HealthLink subsidiary's credentialling program has also been accredited by URAC
- These "Seals of Approval" often provide a mark of differentiation in our sales and marketing efforts.


Slide 15 - Leadership:  Quality Service
Key Points Bulleted:
- 1999 BlueCard service index = 97 out of 100
- Phenomenal turnaround time on sales proposals
- Customer service calls up to 50% and abandoned calls lowered to less than 2%

Speaker's Notes:
We believe you can't really be a leader though, if you don't service your customers well.

Service can and does distinguish RightCHOICE favorably as a leader in the market and we know that.

Good service contributes to sales and profitability.

Let me give you some examples:
- I've mentioned the importance of our national PPO BlueCard program. To do well in that program, Blue Plans must commit to the highest levels of customer service . . . and we do.
- In 1999, our service score average was 97 points out of a possible 100 . . . with several months of perfect scores. This level of service also saved us money in terms of fees paid to the Blue Cross Blue Shield Association . . . amounting to 900 thousand dollars in 1999.
- Another example: The customer service response times in our Small Group proposal unit has been phenomenal.we turned around 99 and a half percent of all small group proposals in 24 hours and small group sales increased 57 percent in 1999 despite rate increases in the double digits.
- Another example: While our volume of customer service calls in 1999 was up 50 percent, our rate of abandoned calls was lowered to less than 2%.


Slide 16 - Leadership:  Healthcare Management RightStepsr
Key points bulleted:
- Study revealed:
- 55 fewer low-birth weight deliveries
- $2 million medical cost saved
- Healthier mothers and babies

Speaker's Notes:
- As a leader, we believe we must contribute to the improvement in the health and well being of our members and our communities.
- We also believe contributing to healthy outcomes and improving the cost structure of healthcare are compatible goals.
- An example is one of our disease management programs, we call RightStepsr for high-risk maternity.
- In a study conducted to analyze its effectiveness, we discovered that the RightStepsr program contributed to 55 fewer low birth weight deliveries, resulting in over 2 million dollars of savings, and most importantly, resulting in healthier babies.



Slide 17 Leadership:  Physician Group Partners Programr
Key points bulleted:
- 573 Primary Care Physicians; 41% of HMO network
- Medical trend is 50% lower than non-PGPP participants
- Specialist Model in 2000

Speaker's Notes:
We also have taken a leadership role when it comes to physician relationships.

Our philosophy at RightCHOICE is that we provide access to health care, but it is the doctors who perform that healthcare.

We believe that proactive, positive relationships with our network physicians is the best way to facilitate quality healthcare at appropriate prices.

That's why we developed the Physician Group Partners Program in 1996.

Today, this program covers over 40% of our HMO network. It provides participating physicians with information as to their patients' satisfaction, the physicians' compliance with certain standards of care, and financial information related to their patient population.
- We've seen a substantial improvement in the rate of increase of the medical cost trend of these physicians. Medical trend is 50% lower than that of non-PGPP physicians.
- Both RightCHOICE and the physicians in our community are so pleased with the results that we will be implementing a similar program in our PPO for specialists this year.


Slide 18 - Opportunity:  Low Managed Care Penetration Statewide
Graphic representation of Missouri by county detailing the following enrollment percentages:
0-14.9% enrollment 72 counties
15-29.9% enrollment 34 counties
30-44.9% enrollment 9 counties
SOURCE:  Missouri Department of Health

Speaker's Notes:
As RightCHOICE continues to grow and expand as a market leader, we are well positioned to take advantage of the opportunities ahead.

Our Blue branded service area.. virtually the state of Missouri except for the Kansas City area,.. does not have a particularly high concentration of managed care or managed care like programs.

Additionally, the state of Missouri is contiguous to seven other states in the Midwest.as such, our ability to market and benefit from the national PPO BlueCard program.
- the program that allows employers and their employees to access healthcare with in-network benefits, even if they cross over the state line to another Blue service area
- is a true opportunity on which we have just begun to capitalize.


Slide 19 - Opportunity:  Market Share Competition
Key points bulleted:
- Six Managed Care Organizations will exit St. Louis market in
 2000
- Top 2 PSOs running multi-million dollar deficits
- Health marketing coalitions are fragmenting

Speaker's Notes:
The state of competition in our markets is also providing new opportunities.

Six managed care companies have all announced plans to withdraw from the Missouri market.

Additionally, two of the larger provider sponsored organizations in the St. Louis market continue to run multi-million dollar deficits.

And to add to the mix, two of the larger health plan marketing coalitions are showing signs of fragmentation as either carriers or employers drop out.

RightCHOICE is well positioned to take advantage of these developments.


Slide 20 - Opportunity:  Improved Service Factors Add Value
(A graphic linking Superior Client Service as the result of Improved Technologies, Reduced Complexity, Standardization, and
Improved Communication)

Speaker's Notes:
The RightCHOICE mission statement is "to provide value to our clients through superior service and coordinated access to effective managed health programs at an acceptable cost."

We take this mission seriously and view our achievement of this mission as a key opportunity.

We believe that investments in improved technologies, reducing complexity, standardization and improved communications will add to customer value perceptions about RightCHOICE and enhance our position in the market.

We are focusing our future initiatives.internet strategies, product and benefit design improvements, plain language communications.on this premise.


Slide 21 - Opportunity:  Cost Savings
Key points bulleted:
- St. Louis has room for improvement relative to peer markets:
- per capita hospital costs
- general service cost
- utilization of procedures
- inpatient days/1,000
- available beds/1,000

Speaker's Notes:
In our mission statement we refer to "acceptable cost" as part of our value equation. There exists an opportunity in our market to facilitate the achieving of acceptable cost, and we are taking an active role along with the St. Louis Business Health Coalition to focus on healthcare cost issues.

For example, according to a study recently released by the St.
Louis Business Health Coalition, the per capita inpatient hospital cost in our market is 26 and a half percent higher than the average of the peer cities in the study;

The general service cost is 15 percent higher;
- The number of inpatient cardiac catheterizations per 1000 members is 50 percent higher than the peer cities' average;
- and ...inpatient days and available beds per 1000 members is 36 percent and 58 percent higher, respectively.

We are using these data as well as direct data from our own claims experience, published and recognized standards of care and market surveys in our efforts to communicate these issues and work towards improvements for the benefit of our members.


Slide 22 - Opportunity:  Physician Relationships
Key points bulleted:
- Reduce pre-certification requirements
- new surgical reimbursement procedure model
- Example:  Skin Lesion "in Hospital" expense range of $250 -
$1,000 vs. "in Office" expense range of $100 - $175

Speaker's Notes:
I mentioned earlier our leadership role in terms of physician relationships - here too we continue to see opportunity.

Our Chief Medical Officer and our contracting staff, along with physician leaders in our communities, continue to focus on new and innovative opportunities to improve convenience and lower costs without sacrificing health care quality.

For example, based on an extensive internal study and in consultation with physicians, RightCHOICE has reduced the number of procedures that require pre-certification from 300 procedures to 30 procedures. Currently, the 30 procedures that still require pre-certification are generally those where experience suggests, based on recognized standards of care, that members may be at risk for over- or under-utilization of such procedures.
- We've also developed new reimbursement models for procedures that can be safely performed in a doctor's office.
- For example: skin lesion removal, a common procedure, may now be performed in the doctor's office, and our new reimbursement model encourages physicians to offer this convenience to their patients. At the same time, this will reduce the overall costs of the procedure.


Slide 23 - Opportunity:  Settlement & Reorganization
Key points bulleted:
- Parent company settled with State regulators
- RightCHOICE merges with parent company . . . RightCHOICE surviving company
- Orderly divestiture of 15 million shares should improve float
- Transaction expected to be accretive

Speaker's Notes:
No discussion of Opportunities would be complete without a discussion of the long anticipated Settlement Agreement of our parent company, Blue Cross and Blue Shield of Missouri, with state officials, and the upcoming Reorganization of RightCHOICE with Blue Cross and Blue Shield of Missouri.
- In short ...
- Both RightCHOICE and Blue Cross and Blue Shield of Missouri have reached agreement with Missouri officials to resolve litigation initiated against Blue Cross and Blue Shield of Missouri related to its continued ownership of RightCHOICE after the 1994 spin-off.
- We are excited about completing the Reorganization resulting from the settlement, because it is a win-win solution that is in best interest of members, RightCHOICE shareholders and our communities. It's important to note that this settlement and the Reorganization is supported by 90 consumer groups representing 1 million Missourians.

So, what will happen in this reorganization?
- In essence, the Reorganization consists of a series of transactions, but it is really the merger of RightCHOICE with and into Blue Cross and Blue Shield of Missouri, creating a New RightCHOICE as the surviving company.
- Blue Cross and Blue Shield of Missouri will transfer its RightCHOICE shares, about 15 million shares, and about 13 million dollars in cash to an independent public benefit foundation.
- A voting trust and divestiture agreement limits voting control by the Foundation and provides for an orderly divestiture of RightCHOICE shares.
- Conditions to close remain, and include final regulatory approval by the Missouri Department of Insurance and the SEC as well as RightCHOICE shareholder approval and the receipt of a favorable IRS ruling or tax opinion.
- We anticipate the reorganization to be accretive to RightCHOICE shareholders and the parties have committed to complete the reorganization by year-end.
-    And we have filed our S-4 with the SEC.


Slide 24 - Goals:  In 2000
Key points bulleted:
- Business objectives
- Complete reorganization
- Underwritten enrollment growth of 3-5%
- "Superior" customer satisfaction scores
- "Commendable" NCQA accreditation

Speaker's Notes:
So.in 2000 we are focused on:
- Completing this reorganization;
- Increasing our overall underwritten enrollment by 3 to 5 percent through focused marketing efforts, yet pricing consistent with medical trends;
- Continuing to build on our reputation for service and leadership;
- Achieving "superior" scores for customer service as measured independently by the Blue Cross Blue Shield Association.
- And continuing our demonstrated commitment to quality through earning the NCQA accreditation of "commendable" this year.


Slide 25 - Goals:  Financial Objectives
Key points bulleted
- Average premium growth 9-10%
- Medical cost trend 7.9%
- Medical cost ratio low 80s
- G&A expense ratio near 20%

Speaker's Notes:
Given these efforts, we anticipate:
- Average premium growth in the 9 - 10 percent range;
- A Medical cost trend of 7-9 percent;
- An Average Medical Loss Ratio in the low 80s;

- To Maintain our G&A ratio around 20 percent.


Slide 26 - Goals:  "3 Take-Aways"
Key points bulleted:
- Regional leader with national presence
- Strong financial and operational performance
- Compelling opportunity for growth and enhanced profitability

Speaker's Notes:
I appreciate your time and attention today, and in closing, I'd ask that you remember our Leadership and the Opportunity it offers to RightCHOICE, our members and shareholders:

Specifically:
- As a Blue plan, we are a regional leader with a national presence, through our HealthLink network rental subsidiary in 7 states and our PPO BlueCard access to the national networks and shared resources of Blue plans coast to coast and border to border;
- We've produced a strong financial and operational turnaround;
- And we see compelling opportunity in our markets for top line growth - as well as opportunity for cost savings to produce a better bottom line.

Based on our track record, we believe we can deliver on our clear plan for building value.
Thank you again.


Slide 27

(NYSE:  RIT)
Goldman, Sachs & Co., Inc.  June 13, 2000
21st Annual Health Care Conference

Slide 28

"Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction referenced in the following information filed herewith because it contains important information. The proxy statement/prospectus has been filed with the Securities and Exchange Commission by RightCHOICE Managed Care, Inc., a Delaware corporation, which will be the surviving corporation in the reorganization transaction described in the proxy statement/prospectus. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by RightCHOICE Managed Care, Inc. at the Commission's web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from RightCHOICE Managed Care, Inc. by directing such request to RightCHOICE Managed Care, Inc., 1831 Chestnut Street, St. Louis, Missouri, 63103, Attn:
Investor Relations, telephone number: (314) 923-4831; e-mail: investors@abcbs.com."